UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NORTEK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

656559309

(CUSIP Number)

Alison S. Ressler, Esq.

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,547,868

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,547,868

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,547,868

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8%*

14.	Type of Reporting Person (See Instructions) PN

*                 The calculation of the percentage of outstanding shares is based on 15,128,489 shares of Common Stock (as defined herein) outstanding as of November 11, 2011 as disclosed by the Issuer (as defined herein) in its quarterly report on Form 10-Q for the quarterly period ending October 1, 2011(the “10-Q”) and assumes the exercise of the Warrants (as defined herein) held by ACOF II (as defined herein) for 55,562 shares of Common Stock.

CUSIP No.

1.	Names of Reporting Persons. ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,547,868

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,547,868

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,547,868

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8%*

14.	Type of Reporting Person (See Instructions) PN

*                 The calculation of the percentage of outstanding shares is based on 15,128,489 shares of Common Stock outstanding as of November 11, 2011 as disclosed by the Issuer in the 10-Q and assumes the exercise of the Warrants held by ACOF II for 55,562 shares of Common Stock.

CUSIP No.

1.	Names of Reporting Persons. ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,547,868

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,547,868

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,547,868

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8%*

14.	Type of Reporting Person (See Instructions) PN

*                 The calculation of the percentage of outstanding shares is based on 15,128,489 shares of Common Stock outstanding as of November 11, 2011 as disclosed by the Issuer in the 10-Q and assumes the exercise of the Warrants held by ACOF II for 55,562 shares of Common Stock.

CUSIP No.

1.	Names of Reporting Persons. Ares Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,547,868

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,547,868

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,547,868

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8%*

14.	Type of Reporting Person (See Instructions) CO

*                 The calculation of the percentage of outstanding shares is based on 15,128,489 shares of Common Stock outstanding as of November 11, 2011 as disclosed by the Issuer in the 10-Q and assumes the exercise of the Warrants held by ACOF II for 55,562 shares of Common Stock.

CUSIP No.

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,798,952

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,798,952

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,798,952

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.5%*

14.	Type of Reporting Person (See Instructions) PN

*                 The calculation of the percentage of outstanding shares is based on 15,128,489 shares of Common Stock outstanding as of November 11, 2011 as disclosed by the Issuer in the 10-Q.

CUSIP No.

1.	Names of Reporting Persons. ACOF Management III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,798,952

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,798,952

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,798,952

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.5%*

14.	Type of Reporting Person (See Instructions) PN

*                 The calculation of the percentage of outstanding shares is based on 15,128,489 shares of Common Stock outstanding as of November 11, 2011 as disclosed by the Issuer in the 10-Q.

CUSIP No.

1.	Names of Reporting Persons. ACOF Operating Manager III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,798,952

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,798,952

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,798,952

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.5%*

14.	Type of Reporting Person (See Instructions) OO

*                 The calculation of the percentage of outstanding shares is based on 15,128,489 shares of Common Stock outstanding as of November 11, 2011 as disclosed by the Issuer in the 10-Q.

CUSIP No.

1.	Names of Reporting Persons. Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,354,724*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,354,724*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,354,724*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.3%*

14.	Type of Reporting Person (See Instructions) OO

*                 The calculation of the number of shares beneficially owned and the percentage of outstanding shares is based on 15,128,489 shares of Common Stock outstanding as of November 11, 2011 as disclosed by the Issuer in the 10-Q and (i) includes 1,952 shares of restricted common stock held by Bennett Rosenthal and 1,952 shares of restricted common stock held by Daniel C. Lukas, each a director of the Issuer, as nominees for the sole benefit of Ares Management and (ii) assumes the exercise of (a) the warrants held by ACOF II for 55,562 shares of Common Stock, (b) the options to purchase 2,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management and (c) the options to purchase 2,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management. Each of Messrs. Rosenthal and Lukas is associated with the Ares Entities.

CUSIP No.

1.	Names of Reporting Persons. Ares Management Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,354,724*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,354,724*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,354,724*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.3%*

14.	Type of Reporting Person (See Instructions) OO

*                 The calculation of the number of shares beneficially owned and the percentage of outstanding shares is based on 15,128,489 shares of Common Stock outstanding as of November 11, 2011 as disclosed by the Issuer in the 10-Q and (i) includes 1,952 shares of restricted common stock held by Bennett Rosenthal and 1,952 shares of restricted common stock held by Daniel C. Lukas, each a director of the Issuer, as nominees for the sole benefit of Ares Management and (ii) assumes the exercise of (a) the warrants held by ACOF II for 55,562 shares of Common Stock, (b) the options to purchase 2,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management and (c) the options to purchase 2,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management. Each of Messrs. Rosenthal and Lukas is associated with the Ares Entities.

CUSIP No.

1.	Names of Reporting Persons. Ares Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,354,724*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,354,724*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,354,724*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.3%*

14.	Type of Reporting Person (See Instructions) OO

*                 The calculation of the number of shares beneficially owned and the percentage of outstanding shares is based on 15,128,489 shares of Common Stock outstanding as of November 11, 2011 as disclosed by the Issuer in the 10-Q and (i) includes 1,952 shares of restricted common stock held by Bennett Rosenthal and 1,952 shares of restricted common stock held by Daniel C. Lukas, each a director of the Issuer, as nominees for the sole benefit of Ares Management and (ii) assumes the exercise of (a) the warrants held by ACOF II for 55,562 shares of Common Stock, (b) the options to purchase 2,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management and (c) the options to purchase 2,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management. Each of Messrs. Rosenthal and Lukas is associated with the Ares Entities.

CUSIP No.

1.	Names of Reporting Persons. Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,354,724*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,354,724*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,354,724*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.3%*

14.	Type of Reporting Person (See Instructions) OO

*                 The calculation of the number of shares beneficially owned and the percentage of outstanding shares is based on 15,128,489 shares of Common Stock outstanding as of November 11, 2011 as disclosed by the Issuer in the 10-Q and (i) includes 1,952 shares of restricted common stock held by Bennett Rosenthal and 1,952 shares of restricted common stock held by Daniel C. Lukas, each of director of Director of the Issuer, as nominees for the sole benefit of Ares Management and (ii) assumes the exercise of (a) the warrants held by ACOF II for 55,562 shares of Common Stock, (b) the options to purchase 2,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management and (c) the options to purchase 2,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management. Each of Messrs. Rosenthal and Lukas is associated with the Ares Entities.

Item 1.                            Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share, (the “Common Stock”), of Nortek Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 50 Kennedy Plaza, Providence, Rhode Island 02903-2360.

Item 2.                            Identity and Background

(a) This statement is being filed jointly by (i) Ares Corporate Opportunities Fund, II, L.P.  (“ACOF II), (ii) ACOF Management II, L.P. (“ACOF Management II”), (iii) ACOF Operating Manager II, L.P. (“ACOF Operating II”), (iv) Ares Management, Inc. (“Ares Inc.”), (v) Ares Corporate Opportunities Fund III, L.P.  (“ACOF III”), (vi) ACOF Management III, L.P. (“ACOF Management III”), (vii) ACOF Operating Manager III, LLC (“ACOF Operating III”), (viii) Ares Management LLC (“Ares Management”), (ix) Ares Management Holdings LLC (“AM Holdings”), (x) Ares Holdings LLC (“Ares Holdings”) and (xi) Ares Partners Management Company LLC (“APMC” and, together with ACOF II, ACOF Management II, ACOF Operating II, Ares Inc., ACOF III, ACOF Management III, ACOF Operating III, Ares Management, AM Holdings and Ares Holdings, the “Ares Entities” or the “Reporting Persons”).

(b) The address of the principal business office of each of the Ares Entities is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The principal business of ACOF II and ACOF III (collectively, the “Holders”) is investing in securities. Ares Management, ACOF Operating III, ACOF Management III, ACOF Operating II and ACOF Management II are principally engaged in the business of investment management. The general partner of ACOF II is ACOF Management II, the general partner of ACOF Management II is ACOF Operating II and the general partner of ACOF Operating II is Ares Inc. The general partner of ACOF III is ACOF Management III and the general partner of ACOF Management III is ACOF Operating III. Ares Inc. and ACOF Operating III are owned by Ares Management which, in turn, is owned by AM Holdings. AM Holdings is controlled by Ares Holdings, which, in turn, is controlled by APMC. APMC is managed by an executive committee comprised of Antony Ressler, Michael Arougheti, David Kaplan, Greg Margolies and Bennett Rosenthal. Because the executive committee acts by consensus/majority approval, none of the members of the executive committee has sole voting or dispositive power with respect to the Common Stock. Each of the members of the executive committee, the Ares Entities (other than the Holders with respect to the securities held directly by such fund) and the directors, officers, partners, stockholders, members and managers of the Ares Entities expressly disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware.

Item 3.                            Source and Amount of Funds or Other Consideration

On December 17, 2009, the Issuer emerged from bankruptcy as a reorganized company after voluntarily filing for bankruptcy on October 21, 2009 with the United States Bankruptcy Court for the District of Delaware pursuant to prepackaged plans of reorganization (the “Reorganization”).

Pursuant to the Reorganization, (i) ACOF II received 2,184,081 shares of Common Stock and warrants to purchase 55,562 shares of Common Stock (the “Warrants”) in exchange for the $98.1 million principal amount of the 8.5% senior subordinated notes of the Issuer held by it and the $48.2 million principal amount of the 10 ¾% senior discount notes of the NTK Holdings, the former parent of Issuer, held by it and (ii) ACOF III received 2,490,727 shares of Common Stock in exchange for the $113.3 principal amount of the 8.5% senior secured notes of the Issuer held by it.

Since the Reorganization, ACOF II and ACOF III have acquired an additional 308,225 and 308,225 shares of Common Stock, respectively.  The purchases were financed with cash on hand from contributions of partners of ACOF II and ACOF III.

Item 4.                            Purpose of Transaction

The Holders have acquired the shares of Common Stock, and currently hold such stock, for investment purposes. The Reporting Persons intend to be actively involved in the Issuer’s business, operations and planning going forward, and will exercise fully their rights as shareholders. Currently, Messrs. James B. Hirshorn, Daniel C. Lukas and Bennett Rosenthal, who are officers of or otherwise associated with certain of the Ares Entities, are members of the Board of Directors of the Issuer.

The Holders may in the future exercise any and all of the foregoing rights in a manner consistent with their equity interests, contractual rights and restrictions and other duties, if any. Depending on their evaluation of various factors, including the investment potential of the Common Stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, or realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Holders and other factors deemed relevant, the Holders may take such actions with respect to their holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares of Common Stock now owned or hereafter acquired by any of them. In addition, the Holders may, individually or together, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their interests in the Common Stock of the Issuer as a means of obtaining liquidity or as credit support for loans for any purpose. These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Ares Entities and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Item 5.                            Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. See Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Ares Entities.

(b) Power to Vote and Dispose. See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock deemed to be beneficially owned by each of the Ares Entities as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days. None of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6.                            Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

The information set forth in Items 2, 3, and 4 above of this Schedule 13D is hereby incorporated by reference.

Registration Rights Agreement

In connection with the Issuer’s Reorganization, the Issuer, the Holders entered into a registration rights agreement (the “Registration Rights Agreement”) with respect to the Common Stock held by the Holders, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

Demand Registration. The Registration Rights Agreement provides that the Holders or certain transferees of the Holders may require the Issuer to register all or a part of their shares through a registration statement under the Securities Act, subject to certain limitations contained in the Registration Rights Agreement. Upon a request for demand registration, the Issuer is required to prepare and file such registration statement promptly, and in any event within 15 days if filing on Form S-3 under the Securities Act or 45 days if filing on Form S-1, and use commercially reasonable efforts to cause it to be declared effective as promptly as reasonably practicable. The Holders, including their transferees, may make no more than two requests for registration on Form S-1 or other similar long forms.

Shelf Registration. The Registration Rights Agreement also provides that, at any time following the Issuer becoming eligible to register securities on Form S-3 or an automatic shelf registration statement on Form S-3 under the Securities Act, the Holders or certain transferees of the Holders may require the Issuer to register all or a part of their shares through a shelf registration statement, subject to certain limitations contained in the Registration Rights Agreement. Upon a request for shelf registration, the Issuer is required to prepare and file such registration statement promptly, and in any event within 15 days of filing on Form S-3 under the Securities Act, and use commercially reasonable efforts to cause it to be declared effective as promptly as reasonably practicable. The Holders may make unlimited requests for shelf registration on Form S-3 or other similar short forms.

Piggyback Rights.  If the Issuer proposes to offer any of its equity securities in a registered underwritten offering, the Issuer is required to offer the Holders or certain transferees of the Holders the opportunity to register qualifying shares in such registration statement. These piggyback rights are subject to various conditions and limitations, including the requirement that stockholders participating in such piggyback offerings agree to sell such shares pursuant to the terms of the underwriting agreements.

10% Notes

On November 23, 2010, the Issuer sold $250,000,000 principal amount of 10% Senior Unsecured Notes due December 1, 2018 (the “Notes”), pursuant to an indenture between the Issuer and U.S. Bank National Association, as Trustee, which is attached hereto as Exhibit 3 and incorporated herein by reference. Certain affiliates of the Ares Entities hold $7,500,000 principal amount of the Notes.

Term Loan Facility

On April 26, 2011, the Issuer entered into a senior secured term loan with certain lenders, UBS AG, Stanford Branch, as administrative agent and collateral agent, and the other parties thereto (the “Term Loan Facility”), which is attached hereto as Exhibit 4 and incorporated herein by reference. The Term Loan Facility provides senior secured financing of $350,000,000. Certain affiliates of the Ares Entities hold $4,682,615 aggregate principal amount of the Term Loan Facility.

Item 7.                            Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of February 10, 2012, among the Reporting Persons.

Exhibit 2

Registration Rights Agreement, between Nortek, Inc., Ares Corporate Opportunities Fund II, L.P. and Ares Corporate Opportunities Fund III, L.P. dated as of December 17, 2009 (incorporated by reference to Exhibit 4.2 to Nortek, Inc. Form 10 filed April 15, 2010).

Exhibit 3

Indenture dated as of November 23, 2010 between Nortek, Inc. and U.S. Bank National Association, as Trustee relating to the 10% Senior Notes due 2018 (incorporated by reference to Exhibit 4.1 to Nortek, Inc. Form 8-K filed November 24, 2010.)

Exhibit 4

Credit Agreement, dated as of April 26, 2011, among Nortek, Inc., as the Borrower, UBS AG, Stamford Branch, as Administrative Agent and Collateral Agent, the other financial institutions party thereto as Lenders, UBS Securities LLC as Sole Arranger and Bookrunner, and Syndication Agent and Documentation Agent. (incorporated by reference to Exhibit 10.4 to Nortek, Inc. Form 8-K filed April 26, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 10, 2012

ARES CORPORATE OPPORTUNITIES FUND II, L.P.,

By:	ACOF OPERATING MANAGER II, L.P.,
Its Manager

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF MANAGEMENT II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT INC.

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

By:	ACOF OPERATING MANAGER III, LLC
Its Manager

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF MANAGEMENT III, L.P.

By:	ACOF OPERATING MANAGER III, LLC,
Its General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES HOLDINGS LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of February 10, 2012, among the Reporting Persons.

Exhibit 2

Registration Rights Agreement, between Nortek, Inc., Ares Corporate Opportunities Fund II, L.P. and Ares Corporate Opportunities Fund III, L.P. dated as of December 17, 2009 (incorporated by reference to Exhibit 4.2 to Nortek, Inc. Form 10 filed April 15, 2010).

Exhibit 3

Indenture dated as of November 23, 2010 between Nortek, Inc. and U.S. Bank National Association, as Trustee relating to the 10% Senior Notes due 2018 (incorporated by reference to Exhibit 4.1 to Nortek, Inc. Form 8-K filed November 24, 2010.)

Exhibit 4

Credit Agreement, dated as of April 26, 2011, among Nortek, Inc., as the Borrower, UBS AG, Stamford Branch, as Administrative Agent and Collateral Agent, the other financial institutions party thereto as Lenders, UBS Securities LLC as Sole Arranger and Bookrunner, and Syndication Agent and Documentation Agent. (incorporated by reference to Exhibit 10.4 to Nortek, Inc. Form 8-K filed April 26, 2011)